                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                                RADIOLOGIX, INC.
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                                (Name of Issuer)

                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)

                                    75040K109
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                                 (CUSIP Number)

Jeffrey Linden, Esq.                  Linda G. Michaelson, Esq.
Primedex Health Systems, Inc.         Sheppard, Mullin, Richter & Hampton LLP
1510 Cotner Avenue                    1901 Avenue of the Stars, Suite 1600
Los Angeles, CA 90025                 Los Angeles, CA 90067
(310) 478-7808                        (310) 228-3700

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 6, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                          PAGE 2 OF 11 PAGES
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--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
    PRIMEDEX HEALTH SYSTEMS, INC., I.R.S. Identification. No. 13-3326724
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A)  |_|
                                                                        (B)  |_|
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 3  SEC USE ONLY
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 4  SOURCE OF FUNDS

    00
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 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e) |_|
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
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                     7     SOLE VOTING POWER
  NUMBER OF
    SHARES                 None

 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY          8     SHARED VOTING POWER
  PRIMEDEXCH
  REPORTING                3,699,098 shares of common stock(1)
    PERSON        --------------------------------------------------------------
     WITH            9     SOLE DISPOSITIVE POWER

 BENEFICIALLY              None
   OWNED BY       --------------------------------------------------------------
     EACH            10    SHARED DISPOSITIVE POWER

  REPORTING                None
    PERSON
     WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,699,098 shares of common stock(1)
--------------------------------------------------------------------------------

----------------

(1) Represents the aggregate number of outstanding shares of the issuer's common stock held by Contrarian Equity Fund, L.P. ("Contrarian"), as represented in a voting agreement dated July 6, 2006 by and between Primedex Health Systems, Inc. ("Primedex") and Contrarian, obligating Contrarian to vote such shares in favor of the proposed acquisition of the issuer by Primedex and related matters, and with respect to which Contrarian granted Primedex a proxy granting Primedex the right to vote on Contrarian's behalf in favor of such matters. For more information regarding the issuer's securities holdings of Contrarian, please see SCHEDULE B, attached hereto. Primedex expressly disclaims beneficial ownership of any of the shares of the issuer's common stock subject to the voting agreements and proxies.

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                          PAGE 3 OF 11 PAGES
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|
       See Item 6.
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.4%(2)
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14     TYPE OF REPORTING PERSON

       CO
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-----------------

(2) Based on 22,442,417 shares of the issuer's common stock and 179,505 restricted stock units outstanding as of June 30, 2006, as represented by the issuer in the Agreement and Plan of Merger dated July 6, 2006 and discussed in Items 3 and 4 below.

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                          PAGE 4 OF 11 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Radiologix, Inc. (the "Issuer" or "Radiologix").

         (b) The address of the Issuer's principal executive office is 3600 JP Morgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776.

         (c) The title of the class of securities to which this statement relates is the common stock, par value $0.0001, of the Issuer (the "Common Stock").

ITEM 2.  Identity and Background.

         (a) The name of the corporation filing this statement is Primedex Health Systems, Inc., a New York corporation, hereinafter sometimes referred to herein as "Primedex."

         (b) The address of Primedex's principal office is 1510 Cotner Avenue, Los Angeles, CA 90025.

         (c) Primedex operates free-standing medical diagnostic imaging centers.

         (d) Neither Primedex nor, to Primedex's knowledge, any person named on SCHEDULE A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Primedex nor, to Primedex's knowledge, any person named on SCHEDULE A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) To Primedex's knowledge, each of the individuals identified on SCHEDULE A attached hereto is a citizen of the United States.

Set forth on SCHEDULE A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Primedex as of the date hereof.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Radiologix entered into an Agreement and Plan of Merger, dated July 6, 2006, a copy of which is attached hereto as EXHIBIT 1 (the "Merger Agreement"), with Primedex that provides for the acquisition of Radiologix by Primedex by means of a merger of an indirect wholly owned subsidiary of Primedex ("Merger Sub") with and into Radiologix. As a result of the merger, Radiologix will become an indirect wholly owned subsidiary of Primedex. As an inducement for Primedex to enter into the Merger Agreement and in consideration thereof, a stockholder of Radiologix, Contrarian Equity Fund, L.P., a Delaware Limited Partnership, sometimes referred to herein as "Contrarian" and further described on Schedule B, entered into a Voting Agreement with Primedex dated July 6, 2006, as more fully described in Item 4, whereby Contrarian agreed to vote all of the shares of Radiologix common stock currently beneficially owned by Contrarian or acquired by Contrarian after such date in favor of the merger and related matters. Contrarian also granted Primedex an irrevocable proxy granting Primedex the right to vote such shares in favor of such matters (the voting agreement and proxy together are referred to herein as the "Voting Agreement"). Primedex did not pay additional consideration to Contrarian in exchange for the Voting Agreement. References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as EXHIBIT 1 to this
Schedule 13D and the Voting Agreement included as EXHIBIT 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                          PAGE 5 OF 11 PAGES
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ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Radiologix by Primedex pursuant to the terms of the Merger Agreement. To induce Primedex to enter into the Merger Agreement, Contrarian entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the consummation of the merger.

         The Merger Agreement provides that, upon consummation of the Merger, Radiologix shareholders will receive an aggregate consideration of 22,621,922 shares of Primedex and $42,950,000 in cash (cash and stock together, the "Merger Consideration"). Holders of options exercisable for Radiologix common stock, whose exercise price is less than the value of the per share merger consideration, will receive for each share subject to such options an amount in cash out of the aggregate Merger Consideration equal to the difference between the value of the per share merger consideration and the exercise price of their options.

         By executing the Voting Agreement, Contrarian has (i) agreed to vote all of the shares of Radiologix common stock currently beneficially owned by it or acquired prior to the expiration of the Voting Agreement in favor of the merger, approval and adoption of the Merger Agreement and approval of the other transactions contemplated by the Merger Agreement and any action required in the furtherance thereof and against any Acquisition Proposal (as defined in Article I of the Merger Agreement) and, as requested by Primedex, any other matter that would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Radiologix under or with respect to, the merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or by the Voting Agreement, and (ii) granted an irrevocable proxy to Primedex granting Primedex the right to vote such shares as specified in clause (i). The Voting Agreement terminates upon the earlier to occur of (i) the effectiveness of the merger, (ii) November 30, 2006 and (iii) the valid termination of the Merger Agreement in accordance with its terms.

         (c) Not applicable.

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                          PAGE 6 OF 11 PAGES
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         (d) It is anticipated that upon consummation of the merger, the officers and directors of Merger Sub shall become the officers and directors of Radiologix (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

         (e) Other than as a result of the merger described in Item 3 and above in this Item 4, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the merger, the Certificate of Incorporation and Bylaws of Radiologix shall be amended and restated in their entirety in accordance with the terms of Section 2.5 of the Merger Agreement.

         (h) - (i) Upon consummation of the merger, Radiologix common stock will cease to be listed on the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the Voting Agreement, Primedex may be deemed to be the beneficial owner of 3,699,098 shares of Radiologix common stock. This number of shares represents approximately 16.4% of the total of issued and outstanding shares of Radiologix common stock and restricted stock units as of June 30, 2006 (as represented by Radiologix in the Merger Agreement dated July 6, 2006). Primedex expressly disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Primedex as to the beneficial ownership of such shares.

         To Primedex's knowledge, no shares of Radiologix common stock are beneficially owned by any of the persons identified in SCHEDULE A to this
Schedule 13D.

         (b) Primedex may be deemed to have shared voting power of the 3,699,098 shares of Radiologix common stock held by Contrarian due to Primedex's right under the Voting Agreement to direct the voting of such shares with respect to the matters specified in the Voting Agreement (and to vote such shares in accordance with the proxy). However, Primedex does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Radiologix stockholder with respect to such shares.

        Information required by Item 2 (a)-(c) with respect to Contrarian is set forth on Schedule B. To Primedex's knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                          PAGE 7 OF 11 PAGES
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         (c) To Primedex's knowledge, no transactions in Radiologix common stock have been effected during the past sixty days by any person named pursuant to
Item 2.

         (d) To Primedex's knowledge, no person other than Contrarian, as identified on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The terms of the Voting Agreement are described under Item 4(a)-(b) above. The Voting Agreement also applies to any shares of Radiologix common stock acquired by Contrarian after the execution date of the Voting Agreement. Primedex expressly disclaims beneficial ownership of all such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are incorporated by reference as exhibits:



     Exhibit
        No.         Title
     -------        -----

         1 Agreement and Plan of Merger, dated July 6, 2006, by and among Primedex Health Systems, Inc., PR Acquisition Corporation, RadNet Management, Inc. and Radiologix, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-19019) filed by Primedex on July 7, 2006).

         2 Voting Agreement, dated July 6, 2006, by and between Primedex Health Systems, Inc. and Contrarian Equity Fund, L.P. (incorporated by reference to
Exhibit 2.1 to the Form 8-K (File No. 000-19019) filed by Primedex on July 7,
2006).

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                          PAGE 8 OF 11 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 11, 2006                          PRIMEDEX HEALTH SYSTEMS, INC.



                                               By: /S/ HOWARD G. BERGER, M.D.
                                                   --------------------------
                                                   Howard G. Berger, M.D.
                                                   President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                          PAGE 9 OF 11 PAGES
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                                   SCHEDULE A
                                   ----------

        DIRECTORS AND EXECUTIVE OFFICERS OF PRIMEDEX HEALTH SYSTEMS, INC.

         The following table sets forth the name and present principal occupation or employment of each director and executive officer of Primedex Health Systems, Inc. The business address of each person listed below is c/o Primedex Health Systems, Inc., 1510 Cotner Avenue, Los Angeles, CA 90025.

--------------------------------------------------------------------------------------------
                           BOARD OF DIRECTORS
--------------------------------------------------------------------------------------------
NAME                                   PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------------------- -----------------------------------------------------
Howard G. Berger, M.D.                 Chairman, Chief Executive Officer and President of
                                       Primedex Health Systems, Inc.
-------------------------------------- -----------------------------------------------------
Norman R. Hames                        Vice President, Secretary and Chief Operating Officer
                                       of Primedex Health Systems, Inc.
-------------------------------------- -----------------------------------------------------
John V. Crues, III, M.D.               Vice President of Primedex Health Systems, Inc.
-------------------------------------- -----------------------------------------------------
David L. Swartz, C.P.A.                Managing Partner of Good, Swartz, Brown & Berns, an
                                       accounting firm
-------------------------------------- -----------------------------------------------------
Lawrence L. Levitt, C.P.A.             President and Chief Financial Officer of Canyon
                                       Management Company, which manages a privately held
                                       investment fund
-------------------------------------- -----------------------------------------------------


--------------------------------------------------------------------------------------------
                           EXECUTIVE OFFICERS
--------------------------------------------------------------------------------------------
NAME                                   TITLE
-------------------------------------- -----------------------------------------------------
Howard G. Berger, M.D.                 Chief Executive Officer and President
-------------------------------------- -----------------------------------------------------
Norman R. Hames                        Vice President, Secretary and Chief Operating Officer
-------------------------------------- -----------------------------------------------------
John V. Crues, III, M.D.               Vice President
-------------------------------------- -----------------------------------------------------
Jeffrey L. Linden                      Vice President and General Counsel
-------------------------------------- -----------------------------------------------------
Mark D. Stolper                        Chief Financial Officer
-------------------------------------- -----------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                         PAGE 10 OF 11 PAGES
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                                   SCHEDULE B
                                   ----------

          PARTY TO VOTING AGREEMENT WITH PRIMEDEX HEALTH SYSTEMS, INC.

         The following sets forth the name, address and principal occupation of Contrarian Equity Fund, L.P., a Delaware limited partnership and stockholder of Radiologix, Inc., and the aggregate number of shares of Radiologix common stock held by Contrarian as of July 6, 2006. Contrarian has entered into a Voting Agreement with Primedex, dated July 6, 2006, in connection with the Merger Agreement.

Contrarian Equity Fund, L.P., a Delaware limited partnership
411 West Putnam Avenue
Greenwich, CT 06830

(venture capital fund)

Beneficial ownership of shares of Radiologix common stock as of July 6, 2006:
3,699,098.

                                  SCHEDULE 13D

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CUSIP NO.  75040K109                                         PAGE 11 OF 11 PAGES
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EXHIBIT INDEX



       Exhibit
          No.                     Title
         ------                  ------

         1 Agreement and Plan of Merger, dated July 6, 2006, by and among Primedex Health Systems, Inc., PR Acquisition Corporation, RadNet Management, Inc. and Radiologix, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-19019) filed by Primedex on July 7, 2006).

         2 Voting Agreement, dated July 6, 2006, by and between Primedex Health Systems, Inc. and Contrarian Equity Fund, L.P. (incorporated by reference to
Exhibit 2.1 to the Form 8-K (File No. 000-19019) filed by Primedex on July 7,
2006).